

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 7, 2010

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1175 American Pacific, Suite C
Henderson, Nevada 89074

> **Re:** **Healthy Fast Food, Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form S-1**
> **Filed August 18, 2010**
> **File No. 333-164096**

Dear Mr. Cartwright:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of the Prospectus

1. We note your response to our prior comment one, and we reissue the comment. Please revise to include either bona fide prices or price ranges for each security offered.

Market for Common Equity and Related Stockholder Matters, page 18

2. Please revise to identify the principal trading market for your common stock. Additionally please indicate the source of the quotations provided.

Purchase of U-Swirl Frozen Yogurt Concept, page 43

3. We note the disclosure where you describe your use of the Henderson, Nevada
    location for training purposes as invaluable. Based on your other disclosures in
    this paragraph, it appears you determined such value to be approximately equal to
    the royalties that would have been charged with respect to this location. Please
    revise.

Condensed Consolidated Balance Sheets, page F-1

4. The balance sheet, as of December 31, 2009, presented on page F-1 is not
    consistent with the balance sheet presented on page FF-2. Specifically, it appears
    the classification of deferred financing costs differs between the balance sheets
    presented. Please revise your presentation so that each balance sheet, as of
    December 31, 2009, is consistent within the document. Also, please explain how
    you determined the appropriate presentation for these deferred costs.

5. In the event you determine that deferred financing costs are properly classified as
    a long term asset, please revise any related calculations and presentations
    throughout the document. We refer you specifically to the calculation of working
    capital at December 31, 2009, presented on page 23.

Note 10 – Related Party Transactions, page F-8

Note 11 – Related Party Transactions, page FF-17

6. Please ensure that all related party transactions are disclosed and properly
    reflected in your financial statements. For example, we note the disclosures on
    pages 42-43 include a description of the arrangement whereby you agreed that no
    franchise fees or royalties would be charged with respect to the Henderson,
    Nevada location in exchange for using that location as a training facility. Please
    disclose this arrangement in the notes to your financial statements. Also, tell us
    what consideration was given to recognizing $16,189 of royalty revenue, along
    with a corresponding amount of operating expense (related to use of the training
    facility), for the year ended December 31, 2009.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the

Henry E. Cartwright
Healthy Fast Food, Inc.
September 7, 2010
Page 3

effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Any questions regarding these comments may be directed to John Dana Brown at (202) 551-3859 or Amanda Ravitz at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Fay M. Matsukage, Esq
        Fax: (303) 777-3823